TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
November 8, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated October 31, 2002 and entitled "Notice Regarding Devaluation Losses on Securities at the End of Interim Period Ended September 30, 2002 and Revised Performance Forecasts for Interim Period Ended September 30, 2002"; and

2. Press release dated October 31, 2002 and entitled "Notice Regarding Dissolution of a Subsidiary".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

dlw 12/19

October 31, 2002
Daido Life Insurance Company
Security Code: 8799

Notice Regarding Devaluation Losses on Securities at the End of Interim Period Ended September 30, 2002 and Revised Performance Forecasts for Interim Period Ended September 30, 2002

In accordance with our policy of enhancing the quality of company assets, we have revised the standards used for calculating devaluation losses on securities, and decided to rigorously apply the revised standards. The following is a report of the total amount of devaluation (impairment) losses on securities calculated at the end of interim period ended September 30, 2002 consistent with the new standards.

Moreover, as a result of these devaluation losses on securities, the performance forecasts initially announced for the interim period ended September 30, 2002 have been revised as stated below.

While at this time we do not expect significant changes to the forecast for the fiscal year ending in March 31, 2003 that was previously reported on May 23, 2002, we will readdress it at the time of the forthcoming announcement of the interim financial results scheduled in November 2002.

1. Devaluation Losses on Securities at the End of Interim Period Ended September 30, 2002 (Non-Consolidated)

(A) Total Amount of Devaluation Losses on Securities at the End of Interim Period Ended September 30, 2002	¥28,952 million
(B) Net Assets for the Fiscal Year Ended March 31, 2002	¥158,428 million
(A)/(B) × 100	18.3 %
(C) Ordinary Profit for the Fiscal Year Ended March 31, 2002	¥40,068 million
(A)/(C) × 100	72.3 %
(D) Net Income for the Fiscal Year Ended March 31, 2002	¥7,665 million
(A)/(D) × 100	377.7 %

(1) Change of Standards for Calculating Devaluation Losses

The standards for calculating devaluation losses on domestic stocks, foreign stocks, stocks held in monetary trusts and investment trusts were changed as follows:

a. Previous Standards

(a) All losses when the rate of decline of the market value is 50% or more of the book value.

(b) Either of the following when the rate of decline of the market value is more than 30% and less than 50% of the book value:

- The rate of decline of the market value that is more than 30% and less than 50% has continued for a period of two years (4 semi-annual periods including interim periods); or
- The issuing company's net worth is negative, or the issuing company has reported net losses for two consecutive fiscal years and is forecasted to report a net loss in the following fiscal year.

b. New Standards

All losses when the rate of decline of the market value is 30% or more of the book value.

c. The total amount of devaluation losses on securities for the end of interim period ended September 30, 2002 under the previous standards is approximately 6.4 billion yen.

(2) The amount of "unrealized gains on marketable available-for-sale securities" after application of the above-mentioned new standards is 72.9 billion yen, of which unrealized gains on domestic stocks is 9.0 billion yen.

2. Revised Performance Forecasts for Interim Period Ended September 30, 2002
(April 1, 2002 ~ September 30, 2002)

(1) Non-Consolidated (Millions of Yen)

	Ordinary Revenue	Ordinary Profit	Net Income
Forecast Previously Reported (A)	551,000	33,000	10,000
Revised Forecast (B)	613,300	18,800	3,000
Amount of Increase/ Decrease (B−A)	62,300	(14,200)	(7,000)
Percentage of Increase/ Decrease (%)	11.3	(43.0)	(70.0)

(2) Consolidated (Millions of Yen)

	Ordinary Revenue	Ordinary Profit	Net Income
Forecast Previously Reported (A)	554,000	33,000	10,000
Revised Forecast (B)	617,200	19,200	3,000
Amount of Increase/ Decrease (B−A)	63,200	(13,800)	(7,000)
Percentage of Increase/ Decrease (%)	11.4	(41.8)	(70.0)

(3) Principal Reasons for the Revision of Performance Forecasts

a. Non-consolidated

(a) Ordinary Revenue

Increase in income from insurance premiums and increase in investment income/gains resulting from the increased gains on sale of securities and gains from derivatives.

(b) Ordinary Profit, Net Income

Occurrence of valuation losses as stated in paragraph 1 above.

b. Consolidated

Consolidated performance forecast is revised reflecting the revision of the forecast of non-consolidated results.

(Summary English Translation)

October 31, 2002

TO WHOM IT MAY CONCERN:

Daido Life Insurance Company
2-1, Edobori 1-chome,
Nishi-ku, Osaka
Japan
(Security Code: 8799)
Naoteru Miyato
President and Representative Director

Notice Regarding Dissolution of a Subsidiary

This is to inform you that the Board of Directors of the Company resolved at its meeting held on October 31, 2002 that Daido Properties Investment Inc., one of its subsidiaries, will be dissolved as more fully described below.

This dissolution will not affect the estimate of the Company's business results which was announced on May 23, 2002. The Company separately released "Notice Regarding Devaluation Losses on Securities at the End of Interim Period Ended September 30, 2002 and Revised Performance Forecasts for Interim Period Ended September 30, 2002" today.

Particulars

1. Name, etc. of Subsidiary to be Dissolved:

Name:	Daido Properties Investment Inc.
Location:	345 Park Avenue, New York, New York, U.S.A.
Representative:	Kenji Hirasawa, Representative Director

2. Reason for Dissolution:

Since its establishment, Daido Properties Investment Inc. has invested in office buildings. Under the present circumstances, however, it holds no investment in real estate and is not in the business setting to further proceed in real estate investment in the United States. Therefore, it will be dissolved.

3. Information Relating to Subsidiary to be Dissolved:

Main Business:	Real estate investment in the United States
Established:	In January 1990
Amount of Capital:	US$52.2 million (as of December 31, 2001)
Number of Outstanding Shares:	220,001 Shares
Total Assets:	US$52.5 million (as of December 31, 2001)
End of Fiscal Year:	December 31
Number of Employees:	None
Principal Shareholder:	Wholly owned (100%) by the Company

Bank of Account:	Mizuho Corporate Bank, Ltd.
Recent Business Results:	Sales: US$8,404 thousand (as of December 31, 2001) Ordinary Profit: US$9,229 thousand (ditto) Net Income: US$5,762 thousand (ditto)

4. Date of Dissolution

In November 2002 (scheduled)